

Mail Stop 3030

June 18, 2009

<u>VIA U.S. MAIL and FACSIMILE: (859) 225-5347</u>

Mr. Marc T. Ray
Vice President-Finance and Chief Financial Officer
MedPro Safety Products, Inc.
817 Winchester Road, Suite 200
Lexington, KY 40505

> **RE: MedPro Safety Products, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q/A for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 000-52077**

Dear Mr. Ray:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008
Item 8. Financial Statements
Note 1. Intangible Assets, page F-10

1.   We refer to your response to prior comment 13. As described in your response, in future filings please disclose how your amortization policy for intangible assets, which is tied to a notion of "full production," is consistent with the guidance from SFAS 142 which indicates that the useful life should be based on the period of expected future cash flows.

Item 15. Exhibits and Financial Statement Schedules, page 46

2.   Please file the amendment referred to in your response to prior comment 23.

Form 10-Q for the Quarterly Period Ended March 31, 2009
Item 1. Financial Statements
Note 12. Stock Options and Stock Purchase Warrants, page 15

3.   We refer to your response to prior comment 21. We see that you have references to guidance from SFAS 157 in your discussion of stock option accounting. As the accounting for stock-based compensation is excluded from the scope of SFAS 157 (see paragraph 2a), please tell us why you believe those references are appropriate. In the alternative, please ensure that future disclosure clearly describes how you applied the principles and guidance from SFAS 123(R).

Other

4.   Please provide the written acknowledgement from management requested at the end of our comment letter dated May 8, 2009 that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions about these comments. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Senior Review Accountant